UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the nine-month period ended September 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: November 9, 2022.

Item 1

Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the nine-month period ended September 30, 2022.

Natura &Co Holding S.A. Individual and Consolidated Interim Accounting Information (ITR) For the nine-month period ended September 30, 2022 Independent Auditor’s Report

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at 30 September 2022 and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura & Co Holding S.A. ("Company") as at 30 September 22 and the related statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim statement of financial position of Natura & Co Holding S.A. and its subsidiaries ("Consolidated") as at 30 September 22 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 30 September 2022, and the parent company financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as the consolidated financial performance for the quarter and nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

Other matters

Statement of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the nine-month period ended 30 September 2022. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 9 November 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
ASSETS		September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

CURRENT
Cash and cash equivalents	6	5,344	4,289	3,252,289	4,007,257
Short-term investments	7	100,402	228,694	1,377,224	1,978,740
Trade accounts receivable	8	-	-	3,368,184	3,476,359
Trade accounts receivable - Related parties	32	44,616	190,522	-	-
Inventories	9	-	-	5,410,536	5,403,526
Recoverable taxes	10	-	-	974,053	973,269
Income tax and social contribution		37,939	118,068	228,598	564,486
Derivative financial instruments		-	-	185,323	81,159
Other current assets	14	2,771	6,397	837,552	912,160
		191,072	547,970	15,633,759	17,396,956

Assets held for sale	13	-	-	51,508	52,921
Total current assets		191,072	547,970	15,685,267	17,449,877

NON-CURRENT
Recoverable taxes	10	-	-	1,366,292	1,349,624
Income tax and social contribution		-	-	238,480	84,729
Deferred income tax and social contribution	11	121,252	-	3,704,888	2,954,074
Judicial deposits	12	13	13	475,458	585,284
Derivative financial instruments		-	-	130,000	893,970
Short-term investments	7	-	-	36,507	36,921
Other non-current assets	14	843	848	1,463,006	1,763,051
		122,108	861	7,414,631	7,667,653

Investments	15	22,914,485	28,281,178	-	-
Property, plant and equipment	16	-	-	4,903,045	5,377,408
Intangible	17	2,137	1,132	23,509,817	26,857,583
Right of use	18	314	-	2,988,059	3,095,969

Total non-current assets		23,039,044	28,283,171	38,815,552	42,998,613

TOTAL ASSETS		23,230,116	28,831,141	54,500,819	60,448,490

	Note	Parent		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY		September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

CURRENT
Borrowings, financing and debentures	19	-	-	429,265	945,069
Lease	18	115	-	854,716	1,005,523
Trade accounts payable and reverse factoring operations	20	11,645	5,688	5,984,920	6,770,579
Trade accounts payable - Related parties	32	691	60,171	-	-
Dividends and interest on shareholders' equity payable	24	180,772	180,772	180,772	180,772
Payroll, profit sharing and social charges		2,805	19,431	985,351	1,255,348
Tax liabilities	21	586	654	676,183	766,430
Income tax and social contribution		-	-	238,630	365,457
Derivative financial instruments		-	89	1,164,077	458,492
Provision for tax, civil and labor risks	22	-	-	321,152	230,097
Other current liabilities	23	24,047	509	1,468,513	1,716,110
Total current liabilities		220,661	267,314	12,303,579	13,693,877

NON-CURRENT
Borrowings, financing and debentures	19	-	-	13,278,745	11,771,763
Lease	18	208	-	2,440,012	2,542,339
Payroll, profit sharing and social charges		13,832	17,544	21,755	53,748
Tax liabilities	21	-	-	116,501	114,797
Deferred income tax and social contribution	11	-	-	895,244	994,041
Provision for tax, civil and labor risks	22	1,044	-	1,522,357	1,768,744
Other non-current liabilities	23	9,414	713	920,260	942,456
Total non-current liabilities		24,498	18,257	19,194,874	18,187,888

TOTAL LIABILITIES		245,159	285,571	31,498,453	31,881,765

SHAREHOLDERS' EQUITY	24
Capital stock		12,487,555	12,481,683	12,487,555	12,481,683
Treasury shares		(262,360)	(151,342)	(262,360)	(151,342)
Capital reserves		10,476,758	10,478,804	10,476,758	10,478,804
Legal profit reserve		866,840	871,223	866,840	871,223
Accumulated losses		(1,969,592)	-	(1,969,592)	-
Other comprehensive income		1,385,756	4,865,202	1,385,756	4,865,202
Shareholders' equity attributed to the Company's shareholders		22,984,957	28,545,570	22,984,957	28,545,570

Non-controlling interest in shareholders' equity of subsidiaries		-	-	17,409	21,155
Total shareholders' equity		22,984,957	28,545,570	23,002,366	28,566,725

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,230,116	28,831,141	54,500,819	60,448,490

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME
FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Parent		Consolidated		Consolidated
		July 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2022 to September 30, 2022	January 1, 2021 to September 30, 2021	July 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2022 to September 30, 2022	January 1, 2021 to September 30, 2021

NET REVENUE	26	-	-	-	-	9,003,732	9,549,225	25,959,439	28,521,464
Cost of Sales	27	-	-	-	-	(3,229,676)	(3,313,070)	(9,392,089)	(9,953,824)

GROSS PROFIT		-	-	-	-	5,774,056	6,236,155	16,567,350	18,567,640

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	27	-	-	-	-	(3,968,732)	(4,068,015)	(11,360,431)	(12,120,851)
Administrative, R&D, IT and Project expenses	27	(35,124)	(38,764)	(252,861)	(96,945)	(1,555,264)	(1,790,778)	(4,818,006)	(5,234,795)
Impairment loss on trade receivables	8	-	-	-	-	(151,141)	(220,335)	(465,391)	(670,536)
Share of profits (losses) from subsidiaries	15	(459,984)	297,938	(1,657,460)	439,072	-	-	-	-
Other operating income (expenses), net	30	-	-	12,326	-	(131,742)	132,505	(228,869)	(188,144)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(495,108)	259,174	(1,897,995)	342,127	(32,823)	289,532	(305,347)	353,314

Financial income	29	27,012	19,598	45,338	30,781	876,748	874,568	4,191,482	3,138,965
Financial expenses	29	(20,978)	(5,903)	(46,232)	(20,364)	(1,440,695)	(1,167,583)	(5,568,783)	(3,865,387)

(LOSS) PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(489,074)	272,869	(1,898,889)	352,544	(596,770)	(3,483)	(1,682,648)	(373,108)
Income tax and social contribution	11	(70,703)	-	(70,703)	-	112,828	311,984	(104,776)	749,330

NET (LOSS) INCOME FOR THE PERIOD FROM CONTINUING OPERATIONS		(559,777)	272,869	(1,969,592)	352,544	(483,942)	308,501	(1,787,424)	376,222

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS		-	-	-	-	(75,530)	(38,897)	(181,192)	(30,932)

NET (LOSS) INCOME FOR THE PERIOD		(559,777)	272,869	(1,969,592)	352,544	(559,472)	269,604	(1,968,616)	345,290

ATTRIBUTABLE TO
The Company´s shareholders		(559,777)	272,869	(1,969,592)	352,544	(559,777)	272,869	(1,969,592)	352,544
Non-controlling shareholders		-	-	-	-	305	(3,265)	976	(7,254)
		(559,777)	272,869	(1,969,592)	352,544	(559,472)	269,604	(1,968,616)	345,290

INCOME (LOSS) PER SHARE IN THE PERIOD -R$
Basic	31	(0.4073)	0.1981	(1.4356)	0.2560	(0.4073)	0.1981	(1.4356)	0.2560
Diluted	31	(0.4073)	0.1963	(1.4356)	0.2537	(0.4073)	0.1963	(1.4356)	0.2537

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Parent		Consolidated		Consolidated
		July 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2022 to September 30, 2022	January 1, 2021 to September 30, 2021	July 1, 2022 to September 30, 2022	July 1, 2021 to September 30, 2021	January 1, 2022 to September 30, 2022	January 1, 2021 to September 30, 2021

NET (LOSS) INCOME FOR THE PERIOD		(559,777)	272,869	(1,969,592)	352,544	(559,472)	269,604	(1,968,616)	345,290
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	(549,711)	1,206,853	(3,035,690)	35,130	(550,995)	1,207,339	(3,040,412)	34,273
Exchange rate effect on the conversion from hyperinflationary economy	15	(13,929)	(11,030)	(28,529)	106,199	(13,929)	(11,030)	(28,529)	106,199
Earnings (losses) from cash flow hedge operations	5.3	-	-	89	-	(269,284)	44,579	(923,676)	(198,765)
Tax effects on (losses) earnings from cash flow hedge operations	11	-	-	-	-	91,442	(14,619)	315,188	68,372
Equity in losses from cash flow hedge operation	5.3	(269,284)	44,579	(923,765)	(198,765)	-	-	-	-
Equity in tax effects on earnings from cash flow hedge operations	11	91,442	(14,619)	315,188	68,372	-	-	-	-

Comprehensive income for the period, net of tax effects		(1,301,259)	1,498,652	(5,642,299)	363,480	(1,302,238)	1,495,873	(5,646,045)	355,369

ATTRIBUTABLE TO
The Company´s shareholders		(1,301,259)	1,498,652	(5,642,299)	363,480	(1,301,259)	1,498,652	(5,642,299)	363,480
Noncontrolling shareholders		-	-	-	-	(979)	(2,779)	(3,746)	(8,111)
		(1,301,259)	1,498,652	(5,642,299)	363,480	(1,302,238)	1,495,873	(5,646,045)	355,369
*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of Brazilian reais - R$)

											Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve		Retained (losses) earnings	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-Controlling
								Tax Incentives	Retained earnings				Shareholders

BALANCES AS OF JANUARY 1, 2021		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Net income for the period		-	-	-	-	-	-	-	-	352,544	-	352,544	(7,254)	345,290
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	106,199	106,199	-	106,199
Other comprehensive income		-	-	-	-	-	-	-	-	-	(95,263)	(95,263)	(857)	(96,120)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	352,544	10,936	363,480	(8,111)	355,369
Share repurchase		-	(32,090)	-	-	-	-	-	-	-	-	(32,090)	-	(32,090)
Loss absorption		-	-	-	-	(650,196)	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	205,030	-	-	(37,977)	-	-	167,053	-	167,053
Exercise of stock and restricted shares option plans	24	102,421	34,438	-	-	(172,209)	-	-	22,469	-	-	(12,881)	-	(12,881)
Reclassification of grant reserve - Natura Cosméticos		-	-	-	-	-	-	(113,302)	-	113,302	-	-	-	-

BALANCES AS OF SEPTEMBER 30, 2021		12,480,420	(9,319)	10,671,605	362,059	(506,838)	(92,066)	-	(8,644)	356,105	4,596,567	27,849,889	14,670	27,864,559

BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Net loss for the period		-	-	-	-	-	-	-	-	(1,969,592)	-	(1,969,592)	976	(1,968,616)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	(28,529)	(28,529)	-	(28,529)
Other comprehensive income		-	-	-	-	-	-	-	-	-	(3,644,178)	(3,644,178)	(4,722)	(3,648,900)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	(1,969,592)	(3,672,707)	(5,642,299)	(3,746)	(5,646,045)
Share repurchase	24	-	(120,300)	-	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	205,056	-	-	-	-	-	205,056	-	205,056
Exercise of stock and restricted shares option plans	24	5,872	9,282	-	-	(22,135)	-	-	3,911	-	-	(3,070)	-	(3,070)
Reclassification of hyperinflationary economy adjustment effect	24	-	-	(126,473)	-	(58,494)	-	-	(8,294)	-	193,261	-	-	-

BALANCES AS OF SEPTEMBER 30, 2022		12,487,555	(262,360)	9,894,936	362,059	311,829	(92,066)	-	866,840	(1,969,592)	1,385,756	22,984,957	17,409	23,002,366

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

INCOME		12,326	-	32,395,686	34,659,951
Sale of goods, products and services		-	-	32,460,330	35,127,653
Provision for doubtful accounts, net of reversals	8	-	-	24,997	(24,593)
Other operating expenses, net		12,326	-	(89,641)	(443,109)

GOODS ACQUIRED FROM THIRD PARTIES		(212,769)	(24,590)	(21,151,322)	(21,995,188)
Cost of products sold and services rendered		-	-	(10,760,418)	(10,406,739)
Materials, electricity, outsourced services and other		(212,769)	(24,590)	(10,390,904)	(11,588,449)

GROSS VALUE ADDED		(200,443)	(24,590)	11,244,364	12,664,763

RETENTIONS		(1,083)	-	(1,901,254)	(2,051,691)
Depreciation and amortization	16, 17 and 18	(1,083)	-	(1,901,254)	(2,051,691)

VALUE ADDED PRODUCED BY THE COMPANY		(201,526)	(24,590)	9,343,110	10,613,072

TRANSFERRED VALUE ADDED		(1,612,122)	469,853	4,191,482	3,138,965
Equity in subsidiaries	15	(1,657,460)	439,072	-	-
Financial income - including inflation adjustments and exchange rate variations	29	45,338	30,781	4,191,482	3,138,965

TOTAL VALUE ADDED TO DISTRIBUTE		(1,813,648)	445,263	13,534,592	13,752,037

DISTRIBUTION OF VALUE ADDED		(1,813,648)	445,263	13,534,592	13,752,037
Payroll and social charges	28	39,009	77,445	5,412,324	5,864,665
Taxes, fees and contributions		70,703	-	4,493,742	3,669,666
Financial expenses and rentals		46,232	15,274	5,597,141	3,872,416
Minority holders' share in retained profit		-	-	977	(7,254)
Retained earnings		(1,969,592)	352,544	(1,969,592)	352,544

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period		(1,969,592)	352,544	(1,968,616)	345,290
Adjustments to reconciliate net (loss) income for the period with net cash (used in) generated by operating activities:
Depreciation and amortization	16, 17 and 18	1,083	120	1,901,254	2,051,692
Interest and exchange variation on short-term investments		(14,071)	(15,759)	(330,376)	(149,834)
Earnings (loss) from swap and forward derivative contracts		5,266	-	527,882	(400,762)
Provision for tax, civil and labor risks		989	-	144,934	(63,979)
Inflation adjustment of judicial deposits		-	-	(26,846)	(8,793)
Inflation adjustment of provision for tax, civil and labor risks	22	55	-	67,068	39,194
Income tax and social contribution		70,703	-	104,776	(1,716,734)
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	13, 16 and 17	-	-	(80,900)	211,535
Share of profits (losses) from subsidiaries	15	1,657,460	(439,072)	-	-
Interest and exchange rate variation on leases	18	20	-	143,205	151,310
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	7,918	324,207	612,617
Inflation adjustment and exchange rate variation on other assets and liabilities		170	(550)	2,025	23,820
Reversal for losses from property, plant and equipment, intangible and leases	16, 17 and 18	-	-	-	4,050
Provision for stock option plans		194,348	36,176	194,348	205,030
Provision for losses with trade accounts receivables, net of reversals	8	-	-	465,391	670,536
Provision for inventory losses, net of reversals	9	-	-	303,801	275,350
Reversal for the provision for carbon credits		-	-	(8,278)	(6,449)
Effect from hyperinflationary economy		-	-	123,204	(43,392)
Other adjustments to reconcile net (loss) profit		-	-	12,510	(54)
		(53,569)	(58,623)	1,899,589	2,200,427

(INCREASE) DECREASE IN ASSETS
Trade accounts receivable and related parties		(7,599)	109,114	(344,077)	(563,201)
Inventories		-	-	(284,136)	(1,627,628)
Recoverable taxes		-	(3,676)	(19,964)	(240,764)
Other assets		21,254	(69,271)	(131,799)	171,533
Subtotal		13,655	36,167	(779,976)	(2,260,060)

(DECREASE) INCREASE IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(53,844)	(10,720)	(450,406)	(445,651)
Payroll, profit sharing and social charges, net		(20,338)	(9,538)	(296,898)	1,860
Tax liabilities		(68)	(12,687)	(87,660)	(183,743)
Other liabilities		(56,439)	118,646	151,606	45,887
Subtotal		(130,689)	85,701	(683,357)	(581,647)

CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(170,603)	63,245	436,256	(641,280)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(2,568)	(3,676)	(499,383)	(425,904)
Release of judicial deposits net of withdrawals		-	(13)	134,174	4,039
Payments related to tax, civil and labor lawsuits	22	-	-	(210,113)	(50,902)
(Payments) proceeds due to settlement of derivative transactions		(934)	-	(230,250)	91,638
Payment of interest on lease	18	(20)	-	(85,994)	(159,803)
Payment of interest on borrowings, financing and debentures	19	-	(26,005)	(573,042)	(657,049)
NET CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(174,125)	33,551	(1,028,352)	(1,839,261)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		(2,031)	(1,432)	(768,150)	(883,358)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		-	-	4,070	98,023
Application of short-term investments		(174,700)	(584,460)	(8,005,899)	(8,679,745)
Redemption of short-term investments		301,833	542,879	8,613,685	8,867,105
Redemption of interest on short-term investments		15,230	19,025	85,636	100,803
Receipt of dividends from subsidiaries	32	153,656	168,610	-	-
Investments in subsidiaries		-	(150,000)	-	-
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		293,988	(5,378)	(70,658)	(497,172)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(48)	-	(820,859)	(850,424)
Repayment of borrowings, financing and debentures – principal	19	-	(497,879)	(4,591,262)	(7,609,157)
New borrowings, financing, and debentures	19	-	-	6,051,116	6,323,642
Acquisition of treasury shares, net of receipt of option strike price		(120,300)	(32,090)	(120,300)	(32,090)
(Payment) receipt of funds due to settlement of derivative transactions		(4,332)	-	132,147	1,566,160
Capital Increase		5,872	-	5,872	-
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(118,808)	(529,969)	656,714	(601,869)

Effect of exchange rate variation on cash and cash equivalents		-	-	(312,672)	171,028

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,055	(501,796)	(754,968)	(2,767,274)

Opening balance of cash and cash equivalents	6	4,289	505,699	4,007,257	5,821,672
Closing balance of cash and cash equivalents	6	5,344	3,903	3,252,289	3,054,398

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,055	(501,796)	(754,968)	(2,767,274)

*The accompanying notes are an integral part of the Interim Accounting Information.

INDEX OF EXPLANATORY NOTES

1	GENERAL INFORMATION	11
2	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION	11
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
4	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	13
5	FINANCIAL RISK MANAGEMENT	13
6	CASH AND CASH EQUIVALENTS	18
7	SHORT-TERM INVESTMENTS	18
8	TRADE ACCOUNTS RECEIVABLE	19
9	INVENTORIES	19
10	RECOVERABLE TAXES	20
11	INCOME TAX AND SOCIAL CONTRIBUTION	21
12	JUDICIAL DEPOSITS	22
13	NON-CURRENT ASSETS HELD FOR SALE	23
14	OTHER CURRENT AND NON-CURRENT ASSETS	24
15	INVESTMENTS	24
16	PROPERTY, PLANT AND EQUIPMENT	26
17	INTANGIBLE ASSETS	28
18	RIGHT-OF-USE AND LEASE LIABILITIES	31
19	BORROWING, FINANCING AND DEBENTURES	32
20	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS	35
21	TAX LIABILITIES	35
22	PROVISION FOR TAX, CIVIL AND LABOR RISKS	35
23	OTHER LIABILITIES	38
24	SHAREHOLDER’S EQUITY	39
25	INFORMATION ON SEGMENTS	40
26	REVENUE	40
27	OPERATING EXPENSES AND COST OF SALES	41
28	EMPLOYEE BENEFITS	41
29	FINANCE INCOME (EXPENSES)	42
30	OTHER OPERATING EXPENSES, NET	43
31	EARNINGS PER SHARE	44
32	TRANSACTIONS WITH RELATED PARTIES	44
33	COMMITMENTS	46
34	INSURANCE	47
35	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	47
36	SUBSEQUENT EVENTS	47

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING

INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the nine-month period ended September 30, 2022, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) and equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information, and only these, which is consistent with that used by Management in its management.

The Company's individual and consolidated interim accounting information was approved by the Board of Directors and authorized for publication at a meeting held on November 7th, 2022.

The individual and consolidated interim accounting information was prepared based on historical cost, except for derivative instruments and short-term investments recognized in other current and non-current assets that were measured at fair value. The individual and consolidated interim accounting information are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s audited financial statements for the year ended December 31, 2021, issued on March 9, 2022, except for the rules and changes effective as of January 1, 2022, which has not entailed any significant changes in the individual and consolidated interim accounting information of the Company.

Additionally, the Company adopted International Financial Reporting Standard (“IFRS”) 9, Financial Instruments, for hedge accounting on January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the financial statements.

This individual and consolidated interim accounting information should be read in conjunction with the latest annual financial statement.

The same accounting policies are applicable for the nine-month comparative period ended September 30, 2021 (except for the aforementioned rules and amendments, which did not have a significant effect on the Company's individual and consolidated interim accounting information).

a)	Hyperinflationary Economy – Turkey

As of June 2022, Turkey is considered a hyperinflationary economy. Thus, according to CPC 42 - Accounting and Disclosure in Highly Inflationary Economies (IAS 29 - Financial Reporting in Hyperinflationary Economies), non-monetary assets and liabilities, equity items and income statement of the subsidiary Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Siketi ("Avon Turkey"), whose functional currency is the Turkish Lira, are being updated so that their values are stated in the measurement currency unit at the end of the period, which considers the effects measured by the Cosumer Price Index (“CPI”) of Turkey. As a result, the results of operations of the subsidiary Avon Turkey started to be disclosed as if they were highly inflationary as of January 1, 2022 (beginning of the year when the existence of hyperinflation was identified).

Non-monetary assets and liabilities recorded at historical cost and the equity items of Avon Turkey were updated based on the aforementioned index, with the hyperinflation impacts resulting from changes in the general purchasing power as of January 1, 2022 are now presented in the income statement.

Considering that the Company does not operate in an economy that became hyperinflationary in the period (but its subsidiary indicated above), the restatement of the comparative balances of previous periods is not carried out, in accordance with the provisions of CPC 02 (R2) Effects changes in exchange rates and conversion of financial statements (IAS 21 - The effects of changes in foreign exchange rates).

The income statement is adjusted at the end of each reporting period based on changes in the general price index for the period.

The net effect of the 2022 inflation was presented in a specific account for the purpose of hyperinflation in the financial result (note 29).

For the purpose of converting the accounting balances of subsidiary Avon Turkey into the presentation currency (reais R$) used in the Company's individual and consolidated financial statements, the following procedures required by CPC 02 (R2) (IAS 21):

•	the amounts of assets, liabilities and equity items were translated at the exchange rate at the period end date (3.4235 Turkish lira per Brazilian Real in September 2022).

•	the amounts of income and expenses for the period were translated at the exchange rate of the period end date (3.4235 Turkish lira per Brazilian Real in September 2022), instead of the average exchange rate of the period, which is used in the currency translation of non-hyperinflationary economy.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Accumulated inflation in the nine-month period ended September 30, 2022 was 47.3%, according to Turkish Consumer Price Index (CPI).

In the nine-month period ended September 30, 2022, the application of CPC 42 / IAS 29 to the subsidiary Avon Turkey did not result in material impacts to the Company's interim accounting information.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the interim accounting information, were presented in note 5 of the Company’s financial statements for the year ended December 31, 2021.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the nine-month period ended September 30, 2022, have not changed significantly related with the as of December 31, 2021.

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices of the Company was presented in note 6.1 of the Company’s annual financial statements for the year ended December 31, 2021, and there are no changes for the nine-month period ended September 30, 2022.

5.1	Risks associated with the conflict between Russia and Ukraine

In February 2022, Russia launched a full-scale military invasion and is now engaged in a wide-ranging military conflict with Ukraine. In response, governments, and authorities around the world, including the United States, United Kingdom and the European Union, announced sanctions and export restriction on certain companies, financial institutions, individuals and economic sectors of Russia and Belarus. In response, Russia announced countermeasures aimed at punishing foreign companies for interrupt their activities. Such sanctions and other measures could adversely affect our business.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

So far, the conflict resulted in the suspension of the operations of the subsidiaries The Body Shop and Aesop in Russia and of exports from the Russian manufacturing unit to other countries in the region, which are now supplied by our unit in Poland. Avon, however, continues to supply its dealer network in Russia. The administrative operations in Ukraine that were carried out within the Company's facilities have been idle since the beginning of the conflict and it is currently expected that activities can be resumed during the third quarter of 2022. As of the date of this interim accounting information, the Company confirms that the facilities, as well as the goods and stocks held therein, have not been damaged and are in a suitable condition to be operated as activities resume.

As of the date of the interim accounting information, there are no material impacts of the above matter on the Company's consolidated interim accounting information, due to the Company's limited operations in Russia and Ukraine, which together represent less than 2% of consolidated net revenue.

Regarding operations of the subsidiary Avon in Russia, as of the date of this interim accounting information, no significant impacts were identified that affect the business model for managing financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and of credit card processing companies in the country).

During the six-month period ended June 30, 2022, the Company's Management decided not to continue the operations of subsidiary The Body Shop in Russia and the related impacts are disclosed in note 28.

Considering the maintenance of collection levels and sales operations for the local market in Russia, as well as the inexistence of significant restrictions that affect the Company's ability to carry out the management and cash movement necessary to maintain its operations, there is no significant risk of liquidity related to these events that affect this interim accounting information. Similarly, market risks associated with the transaction, including interest rate, currency and other price risks, including raw materials, did not significantly affect the Company's financial assets, considering the supply of production to the market. from the Russian manufacturing units and the expectation of recoverability of the amounts in the normal course of business.

Regarding the operations in Ukraine, the suspension of sales in March and the reduction in the collection of outstanding receivables resulted in an increase in the provision for losses on accounts receivable on June 30, 2022, this effect, however, not being material for this consolidated interim accounting information. Additionally, considering the absence of restrictions imposed on the movement of cash and cash equivalents, raising funds in the normal course of business and making payments and receipts, at the date of the interim accounting information, there are no significant impacts on the liquidity of the operations in that location.

As a result of the developments of the conflict in the quarter and in the nine-month period ended September 30, 2022, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of amounts of cash flow hedge reserve as a result of loss of effectiveness of derivatives recognized by hedge accounting or the loss of expectation that transactions evaluated as highly probable will actually occur.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which the Company’s Management assesses based on the best information available.

5.2	Market risks including foreign exchange risk and interest rate

In order to hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of September 30, 2022, and December 31, 2021:

Description	Consolidated
	September 30, 2022	December 31, 2021
Financial derivatives	(878,778)	516,386
Operating derivatives	30,024	251
Total	(848,754)	516,637

As of September 30, 2022, and December 31, 2021, the financial derivatives balances are composed as follows:

Financial derivatives

Consolidated	Fair value		Gains (losses) of fair value adjustment
Description	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Swap agreements(a)
Asset portion:
Dollar purchased position	5,454,273	6,881,981	(59,465)	978,350

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	(6,311,582)	(6,348,442)	(734,352)	(823,887)

Forward contracts and NDF:
Liability position:
Post-fixed CDI Rate:	(3,355)	(137)	1,867	(137)
Short position at interbank rate	(18,114)	(17,016)	(331)	94
Total derivative instruments, net:	(878,778)	516,386	(792,281)	154,420

a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the year ended December 31, 2021, and for the nine-month period ended September 30, 2022:

Consolidated
Balance as of December 31, 2020	1,846,777
Gains from swap and forward derivative contracts in the result of the year	441,554
Receipt of funds due to settlement of derivative transactions operational activity	(1,570,584)
Payment due to settlements financing activity	9,040
Losses in cash flow hedge operations (other comprehensive income)	(210,150)
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts in the result of the year	(527,882)
Payment of funds due to settlement of derivative transactions operational activity	230,250
Receipt due to settlements financing activity	(132,147)
Losses in cash flow hedge operations (other comprehensive income)	(923,676)
Other movements	(11.936)
Balance as of September 30, 2022	(848,754)

For derivative financial instruments held by the Company on September 30, 2022, and December 31, 2021, considering that the contracts are executed directly with financial institutions and not through stock exchanges, there are no margins deposited as collateral of these operations.

5.3	Financial derivative instruments designated for hedge accounting (hedge accounting)

The positions of derivative instruments designated as outstanding cash flow hedge on September 30, 2022, are set out below.

	Consolidated
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the nine-month period
Currency swap – US$/R$	Currency	BRL	(860,664)	(909,629)	(942,706)
Forward agreements (Aesop)	Currency	BRL	557	557	557
Forward agreements (The Body Shop and Avon)	Currency	BRL	5,759	5,759	5,759
Forward agreements (Natura Industria)	Currency	BRL	8,701	8,701	8,693
Forward agreements (Natura &Co)	Currency	BRL	-	-	89
Forward agreements and swap (Avon)	Currency	BRL	6,842	6,842	3,932
Total			(838,805)	(887,770)	(923,676)

5.4	Operating derivatives - Consolidated

As of September 30, 2022, and December 31, 2021, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Fair value
	September 30, 2022	December 31, 2021
The Body Shop and Avon position	18,194	(404)
Natura Position	11,830	655
Total of derivative instruments, net	30,024	251

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.5	Capital Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”). The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds and Dynamo Beauty Ventures Ltd. Fund).

5.6	Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other information adopted by the market in a direct (as prices) or indirect (resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;

(ii)	the balances of the short-term investments measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;

(iii)	the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

There was no transfer between measurement levels in the fair value hierarchy during the nine-month period ended September 30, 2022, for these assets and liabilities. Additionally, there were no material effects in the quarter on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

6.	CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Cash and banks	5,344	4,289	2,236,650	3,349,398
Certificate of bank deposits	-	-	82,842	7,639
Repurchase operations (a)	-	-	932,797	650,220
	5,344	4,289	3,252,289	4,007,257

(a)        Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). As of September 30, 2022, repurchase operations are remunerated at an average rate of 100.0 % of CDI (100.0% of the CDI as of December 31, 2021).

7.	SHORT-TERM INVESTMENTS

	Parent		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Exclusive Investment fund(a)	100,402	228,694	-	-
Mutual investment funds (b)	-	-	953,222	896,212
Treasury bills (c)	-	-	415,102	646,586
Government securities (LFT) (d)	-	-	8,900	435,898
Dynamo Beauty Ventures Ltd. Fund	-	-	36,507	36,921
Restricted cash	-	-	-	44
	100,402	228,694	1,413,731	2,015,661

Current	100,402	228,694	1,377,224	1,978,740
Non-current	-	-	36,507	36,921

(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of September 30, 2022, related to the “Crer para Ver” line within the exclusive investment fund is R$ 96,857 (R$96,070 as of December 31, 2021).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the Natura entities of the Hispanic America mainly in Argentina, Chile, Colombia and Mexico.

(c)	As of September 30, 2022, investments in treasury bills are remunerated at an average rate of 116.9% of the CDI (120.0% as of December 31, 2021).

(d)	As of September 30, 2022, investments in Government securities (LFT) are remunerated at an average rate of 101.2% of the CDI (102.0% of the CDI as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on September 30, 2022 and December 31, 2021 is as follows:

	Consolidated
	September 30, 2022	December 31, 2021
Certificate of bank deposits	1,476	-
Repurchase operations (cash and cash equivalents)	721,491	569,349
Treasury bills	415,102	646,586
Government securities (LFT)	1,323	428,865
	1,139,392	1,644,800

These amounts are consolidated with the other investments of the same nature of the Company in the consolidated.

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	September 30, 2022	December 31, 2021
Trade accounts receivable	3,797,168	3,930,340
(-) Allowance for expected credit losses	(428,984)	(453,981)
	3,368,184	3,476,359

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of September 30, 2022 and December 31, 2021:

	Consolidated
	September 30, 2022		December 31, 2021
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,696,285	(94,063)	2,488,412	(80,087)
Past due:
Up to 30 days	626,307	(56,715)	937,227	(68,782)
31 to 60 days	129,791	(50,467)	140,757	(56,784)
61 to 90 days	86,584	(44,260)	97,713	(49,731)
91 to 180 days	258,201	(183,479)	266,231	(198,597)
	3,797,168	(428,984)	3,930,340	(453,981)

The changes in the allowance for expected credit losses for the nine-month period ended September 30, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(670,536)
Write-offs (a)	643,706
Translation adjustment	2,237
Balance as of September 30, 2021	(456,701)

Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(465,391)
Write-offs (a)	456,947
Translation adjustment	33,441
Balance as of September 30, 2022	(428,984)

a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivable and sale of customer portfolios.

9.	INVENTORIES

	Consolidated
	September 30, 2022	December 31, 2021
Finished products	4,434,348	4,619,237
Raw materials and packaging	1,329,544	1,166,681
Auxiliary materials	189,380	195,364
Products in progress	65,384	38,189
(-) Allowance for inventory losses	(608,120)	(615,945)
	5,410,536	5,403,526

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the allowance for inventory losses for the nine-month period ended September 30, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(602,314)
Additions, net of reversals (a)	(275,350)
Write-offs (b)	292,745
Translation adjustment	3,542
Balance as of September 30, 2021	(581,377)

Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(303,801)
Write-offs (b)	244,780
Translation adjustment	66,846
Balance as of September 30, 2022	(608,120)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	This consists of write-offs of products for which there is already an allowance for losses, where the Company has no expectation of sales/realization.

10.	RECOVERABLE TAXES

	Consolidated
	September 30, 2022	December 31, 2021
ICMS on purchase of goods (a)	762,000	732,853
Taxes on purchase of goods – foreign subsidiaries	207,368	313,214
ICMS on purchases of property, plant and equipment and purchase of goods	12,616	12,138
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	1,022,938	984,737
Withholding PIS, COFINS and CSLL	1,671	1,673
Tax on Manufactured Goods - IPI (c)	150,747	114,179
Other	183,005	164,099
	2,340,345	2,322,893

Current (*)	974,053	973,269
Non-current	1,366,292	1,349,624

(*) The income tax balances originally presented on December 31, 2021 in this group were reclassified to the income tax and social contribution group in current assets for better presentation. This reclassification does not affect the total current assets, only reclassification between lines of recoverable taxes and income tax and social contribution.

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the nine-month period ended September 30, 2022 was 6.2% negative. This percentage is based on a loss before tax of R$ 1,682,648 and an income tax expense of R$ 104,776. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the different incomes by country, tax losses from certain jurisdictions that cannot benefit from the deferred income tax asset, permanent effects related to withholding income tax arising on transactions between group companies that cannot be benefited or offset by tax losses and credits in certain jurisdictions that can benefit and favorable net permanent items, including investment subsidies and other incentives.

The effective rate calculated by the Company for the nine-month period ended September 30, 2021 was 200.8%. This percentage is based on a loss before tax of R$ 373,108 and an income tax credit of R$ 749,330. The main component that causes the effective rate to deviate from the nominal income tax rate of 34% is (i) the recognition of deferred tax assets referring to tax losses from previous years at Avon Luxembourg considering a new scenario of recoverability of the balance, and (ii) The recognition of tax benefits in Brazil, in the subsidiaries Avon and Natura related to investment subsidies in the amount of R$228,872, the reversal of deferred income tax liability on derivative operations in the amount of R$554,500, besides the additional recognition of deferred income tax liability arising from the announcement made by the Government of England that the nominal rate will increase from 19% to 25%.

11.1 Deferred Income Tax – Avon Luxembourg

As of December 31, 2020, the Company had balances of deferred income tax assets on tax losses amounting to R$13.3 billion, which have not expired and had not been recognized in accounting given the historical analyses of recoverability in the respective operations. Of these amounts, R$8.2 billion originate from the subsidiary Natura &Co Luxembourg Holdings S.á.r.l ("Natura &Co Luxembourg" formerly "Avon Luxembourg").

In the nine-month period ended September 30, 2021, the Company approved and initiated a plan to restructure its operations, including the establishment of Avon Luxembourg as a financial subsidiary (FINCO) to the other entities in the Group. From this restructuring, a deferred income tax asset in the amount of approximately R$823 million was recognized, the management's conclusion is that the realization of these amounts is probable in the normal course of Natura &Co Luxembourg's activities and should occur within a period not exceeding 20 years.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in deferred income tax and social contribution asset and liability for the nine-month period ended September 30, 2022 and 2021, are as follows:

	Consolidated
	Assets	Liabilities
Balance as of December 31, 2020	1,339,725	(1,288,045)
Effect on income statement (a)	1,427,635	289,099
Reserve for grant of options and restricted shares	(37,977)	-
Other comprehensive income impact	68,372	-
Translation adjustment	(46,922)	66,236
Balance as of September 30, 2021	2,750,833	(932,710)

Balance as of December 31, 2021	2,954,074	(994,041)
Effect on income statement (b)	636,336	(59,831)
Transfer between deferred income tax and social contribution liabilities and assets	16,486	(16,486)
Reserve for grant of options and restricted shares	6,076	-
Other comprehensive income impact (c)	315,188	-
Translation adjustment	(223,272)	175,114
Balance as of September 30, 2022	3,704,888	(895,244)

a)	Refers mainly to deferred tax from Avon Luxembourg, as mentioned above, and realization of deferred income tax liabilities on derivative transactions and recording of deferred taxes on investment grants.

b)	Includes the impacts related to exchange variation on the Company's financial derivative instruments and changes in the balance of temporary differences.

c)	Refers mainly to the impacts related to exchange variation on the Company's unsettled derivative financial instruments.

Management monitors the performance of all its entities and assesses whether the deferred income tax asset can be realized from four sources of use: potential for offsetting tax losses, reversal of taxable temporary differences, tax planning opportunities (which may include corporate changes) and projection of future taxable income. The Company has no record of deferred income tax assets that cannot be supported by one or more of these sources of realization.

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of September 30, 2022 and December 31, 2021 are as follows:

	Consolidated
	September 30, 2022	December 31, 2021
Unaccrued tax proceedings(a)	264,336	273,295
Accrued tax proceedings (b)	172,957	266,828
Unaccrued civil proceedings	6,549	8,212
Accrued civil proceedings	2,161	2,821
Unaccrued labor proceedings	11,715	11,970
Accrued labor proceedings	17,740	22,158
Total judicial deposits	475,458	585,284

a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST. These are part of the contingent liabilities - risk of possible loss disclosed in Note 22.

b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 22, and the amounts provisioned according to Note 21.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in judicial deposits balances for the nine-month period ended September 30, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	566,190
New deposits	27,975
Redemptions	(21,101)
Inflation adjustment and interest	8,793
Payments / write-offs for expenses	(10,913)
Translation adjustment	(173)
Balance as of September 30, 2021	570,771

Balance as of December 31, 2021	585,284
New deposits	18,867
Redemptions	(82,405)
Inflation adjustment and interest	26,846
Payments / write-offs for expenses	(70,637)
Translation adjustment	(2,497)
Balance as of September 30, 2022	475,458

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

13.	NON-CURRENT ASSETS HELD FOR SALE

The changes in the balance for the nine-month period ended September 30, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	181,279
Transfer from property, plant and equipment	9,294
Transfer from assets and Liabilities	156
Transfer to property, plant and equipment (a)	(1,528)
Transfer to assets and Liabilities (a)	(18,253)
Sale b)	(83,106)
Translation adjustment	(18,256)
Balance as of September 30, 2021 (b)	69,586

Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	16,080
Impairment (c)	(12,510)
Translation adjustment	(4,983)
Balance as of September 30, 2022 (d)	51,508

a)	During the nine-month period ended September 30, 2021, transfers occurred due to the resumption of activities in the Avon's subsidiary Saudi Arabia unit.

b)	In September 2021 occurred the sale of operating assets of the subsidiary Avon in Spain.

c)	On September 30, 2022, it was necessary the provision for impairment of the asset held for sale located in Poland, since its fair value less costs to sell was confirmed to be lower than its cost value. This asset was sold in October 2022.

d)	As of September 30, 2022, assets held for sale included property of the subsidiary Avon located in Poland in the Warsaw city and land in the United Kingdom in the Corby city.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Marketing and advertising advances	-	-	69,212	80,078
Supplier advances	2,077	6,215	359,647	350,830
Employee advances	29	187	23,210	17,402
Rent advances and guarantee deposit (a)	-	-	159,315	172,465
Advance insurance expenses	-	-	111,869	160,911
Overfunded pension plan (b)	-	-	861,811	1,043,799
Customs broker advances - Import taxes	-	-	58,703	60,739
Sublease receivables (c)	-	-	287,066	347,174
Carbon credits	-	-	10,065	11,479
Receivables from service providers (d)	-	-	132,987	162,268
Other	1,508	843	226,673	268,066
	3,614	7,245	2,300,558	2,675,211

Current	2,771	6,397	837,552	912,160
Non-current	843	848	1,463,006	1,763,051

a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.

b)	Pension plan arising from the acquisition of Avon. The variation in the period is due to the Brazilian real appreciation in the period.

c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

15.	INVESTMENTS

	Parent
	September 30, 2022	December 31, 2021
Investments in subsidiaries, net of losses	22,914,485	28,281,178

Information and changes in the balances for the nine-month period ended September 30, 2022 and 2021 are as follows:

	September 30, 2022
	Natura Cosméticos S.A. (a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,571,165	(5,482,440)	5,754,654	5,843,379
Shareholders’ equity interest (unsecured liabilities)	5,571,165	(5,482,440)	5,754,654	5,843,379
Fair value adjustment of acquired assets and liabilities	-	4,088,089	-	4,088,089
Tax benefit from income tax of subsidiaries (b)	-	266,124	-	266,124
Goodwill	-	12,716,893	-	12,716,893
Total	5,571,165	11,588,666	5,754,654	22,914,485
Net income (loss) for the period of subsidiaries	(39,895)	(1,634,957)	17,392	(1,657,460)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	(39,895)	(1,634,957)	17,392	(1,657,460)
Translation adjustment	(1,736,126)	(602,216)	(697,348)	(3,035,690)
Effect of hyperinflationary economy adjustment	77,541	(106,070)	-	(28,529)
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	65,258	25,186	-	90,444
Hedge accounting net of tax effects	(612,509)	(1,390)	5,322	(608,577)
Write-off of the tax benefit arising from the determination of income tax of subsidiaries		(126,881)		(126,881)
Balance as of September 30, 2022	5,571,165	11,588,666	5,754,654	22,914,485

a)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop R$ 1,572,769 (R$ 2,011,304 as of September 30, 2021) and Aesop R$ 121,830 (R$ 139,194 as of September 30, 2021), according to note 17.

b)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses as long as they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination and is expected to be realized from the operations of the indirect subsidiaries Aesop and The Body Shop in the United Kingdom.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	September 30, 2021
	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	7,187,700	(4,908,242)	6,156,330	8,435,788
Shareholders’ equity interest (unsecured liabilities)	7,187,700	(4,908,242)	6,156,330	8,435,788
Fair value adjustment of acquired assets and liabilities	-	5,051,258	-	5,051,258
Tax benefit from income tax of subsidiaries (b)	-	462,906	-	462,906
Goodwill	-	13,497,129	-	13,497,129
Total	7,187,700	14,103,051	6,156,330	27,447,081
Net income (loss) for the period of subsidiaries	311,647	(853,551)	980,976	439,072

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Share of profit (loss) of equity investees	311,647	(853,551)	980,976	439,072
Translation adjustment	65,279	727,436	(591,603)	201,112
Capital increase - investment by parent company	-	-	150,000	150,000
Unrealized losses on conversion of intercompany balances in foreign currency	-	(129,805)	(24,800)	(154,605)
Effect of hyperinflationary economy adjustment	115,651	(20,829)	-	94,822
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	65,034	-	-	65,034
Hedge accounting net of tax effects	(130,375)	(18)	-	(130,393)
Dividends and interest on own capital	(168,610)	-	-	(168,610)
Other effects of investments	-	6,370	-	6,370
Balance as of September 30, 2021	7,187,700	14,103,051	6,156,330	27,447,081

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	September 30, 2022
Cost:
Vehicles	2 to 5	38,902	1	(9,211)	10,396	(550)	39,538
Tooling	3	191,840	-	(2,124)	1,066	(222)	190,560
Tools and accessories	3 to 20	110,998	11,282	(1,983)	3,134	(33,640)	89,791
Facilities	3 to 60	303,452	60	(2,232)	3,937	(8,540)	296,677
Machinery and accessories	3 to 15	1,959,943	21,685	(40,212)	76,170	(157,334)	1,860,252
Leasehold improvements	2 to 20	1,128,504	28,830	(37,978)	59,719	(129,079)	1,049,996
Buildings	14 to 60	1,982,245	6,708	(349)	(30,964)	(113,712)	1,843,928
Furniture and fixtures	2 to 25	660,126	44,767	(38,794)	20,385	(68,511)	617,973
Land	-	628,373	-	-	10,095	(14,063)	624,405
IT equipment	3 to 15	634,580	17,614	(74,862)	(54,738)	(80,538)	442,056
Other assets	-	31,636	-	(532)	-	4,958	36,062
Projects in progress	-	561,488	339,250	(2,107)	(328,323)	(64,876)	505,432
Total cost		8,232,087	470,197	(210,384)	(229,123)	(666,107)	7,596,670

Depreciation value:
Vehicles		(9,457)	(8,591)	8,397	(18)	5,131	(4,538)
Tooling		(174,164)	(5,622)	2,124	-	143	(177,519)
Tools and accessories		(65,740)	(11,026)	129,793	-	(105,050)	(52,023)
Facilities		(183,420)	(13,410)	1,866	276	4,606	(190,082)
Machinery and accessories		(728,408)	(130,678)	33,902	(2,217)	96,759	(730,642)
Leasehold improvements		(602,622)	(98,151)	34,548	566	68,719	(596,940)
Buildings		(298,327)	(58,179)	195	13,160	55,462	(287,689)
Furniture and fixtures		(369,610)	(64,345)	32,663	2,245	33,331	(365,716)
IT equipment		(392,095)	(69,409)	76,041	67,761	59,969	(257,733)
Other assets		(30,836)	(1,729)	535	-	1,287	(30,743)
Total depreciation		(2,854,679)	(461,140)	320,064	81,773	220,357	(2,693,625)
Net total		5,377,408	9,057	109,680	(147,350)	(445,750)	4,903,045

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	Write-offs Impairment	Transfers	Translation adjustment	September 30, 2021
Cost:
Vehicles	2 to 5	79,227	4,907	(36,576)	-	6,694	3,023	57,276
Tooling	3	187,852	360	-	-	168	(88)	188,292
Tools and accessories	3 to 20	85,678	15,224	(2,685)	-	3,762	(2,634)	99,345
Facilities	3 to 60	293,471	207	(3,283)	-	11,773	979	303,147
Machinery and accessories	3 to 15	1,819,693	19,700	(75,833)	-	60,029	57,285	1,880,874
Leasehold improvements	2 to 20	963,957	40,122	(32,705)	(4,050)	51,346	6,076	1,024,746
Buildings	14 to 60	1,899,176	6,816	(13,401)	-	(6,162)	48,150	1,934,579
Furniture and fixtures	2 to 25	566,548	58,258	(23,030)	-	11,198	(642)	612,332
Land	-	661,613	-	(1,203)	-	(2,259)	(18,357)	639,794
IT equipment	3 to 15	543,772	34,882	(30,833)	-	61,058	8,823	617,702
Other assets	-	36,687	-	(1,915)	-	-	(30)	34,742
Projects in progress	-	408,385	352,557	(19,887)	-	(293,739)	(777)	446,539
Total cost		7,546,059	533,033	(241,351)	(4,050)	(96.132)	101,808	7,839,368

Depreciation value:
Vehicles		(33,042)	(14,457)	27,428	-	(5,735)	1,813	(23,993)
Tooling		(166,536)	(6,036)	-	-	-	38	(172,534)
Tools and accessories		(39,159)	(25,311)	663	-	3,109	4,905	(55,793)
Facilities		(176,726)	(12,325)	3,247	-	(2,661)	(18)	(188,483)
Machinery and accessories		(578,762)	(145,656)	72,913	-	9,150	(20,957)	(663,312)
Leasehold improvements		(480,554)	(101,541)	25,652	-	(5,499)	(2,654)	(564,596)
Buildings		(179,729)	(62,205)	12,732	-	2,768	(24,394)	(250,828)
Furniture and fixtures		(318,611)	(64,315)	13,627	-	(347)	13,408	(356,238)
IT equipment		(311,856)	(82,538)	29,782	-	(8,679)	(3,532)	(376,823)
Other assets		(26,027)	(14,778)	-	-	-	10,221	(30,585)
Total depreciation		(2,311,002)	(529,162)	186,044	-	(7,894)	(21,170)	(2,683,185)
Net total		5,235,057	3,871	(55,307)	(4,050)	(104,026)	80,638	5,156,183

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	September 30, 2022
Cost:
Software	2,5 to 10	2,492,616	99,001	(28,661)	419,249	(251,501)	2,730,704
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	(140,495)	749,339
Trademarks and patents indefinite useful life)	-	5,888,623	-	(43)	-	(1,202,292)	4,686,288
Goodwill Avon	-	13,381,191	-	-	-	(652,446)	12,728,745
Goodwill Emeis Brazil Pty Ltd.	-	143,180	-	-	-	(21,350)	121,830
Goodwill The Body Shop	-	2,063,672	-	-	-	(490,903)	1,572,769
Goodwill acquisition of The Body Shop stores	-	1,456	-	(290)	-	-	1,166
Relationship with retail clients	10	2,880	-	-	-	(319)	2,561
Key money (indefinite useful life)	-	24,985	-	(123)	-	(2,949)	21,913
Key money (defined useful life)	3 to 18	14,363	-	(4,655)	-	(2,442)	7,266
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,990,558	-	-	-	(315,726)	2,674,832
Technology developed (by acquired subsidiary)	5	1,580,808	-	-	-	(257,738)	1,323,070
Other intangible assets and intangible under development	2 to 10	277,776	128,220	(1)	(220,871)	(16,899)	168,225
Total cost		29,751,942	227,221	(33,773)	198,378	(3,355,060)	26,788,708

Accumulated amortization:
Software		(1,369,767)	(301,773)	27,290	(64,504)	170,022	(1,538,732)
Trademarks and patents		(143,186)	(27,745)	-	-	20,315	(150,616)
Relationship with retail clients		(3,218)	(43)	-	-	314	(2,947)
Key money		(16,517)	-	4,581	-	2,466	(9,470)
Relationship with franchisees and sub franchisees		(729,049)	(198,896)	-	-	80,449	(847,496)
Technology developed		(632,326)	(205,118)	-	-	109,754	(727,690)
Other intangible assets		(296)	(2,038)	-	(48)	442	(1,940)
Total accrued amortization		(2,894,359)	(735,613)	31,871	(64,552)	383,762	(3,278,891)
Net total		26,857,583	(508,392)	(1,902)	133,826	(2,971,298)	23,509,817

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

During the nine-month period ended September 30, 2022 the slower economic recovery observed in the markets resulting from the economic disruptions caused by the Covid-19 pandemic and the developments in the conflict between Russia and Ukraine resulted, in addition to a retraction in the economic perspectives of cosmetics sector, in inflationary pressures and increase in interest rates practiced in several jurisdictions. These events affect significant assumptions used in the impairment test of goodwill for future profitability recognized from business combinations in previous years, especially in determining the discount rate (WACC) and in the projections of future results calculated based on the value methodology in use.

In response to changes in these assumptions, on which the recoverability of goodwill for future profitability is more sensitive, the Company's management recalculated the recoverable amount of the groups of Cash Generating Units (CGUs) for which the goodwill is monitored, involving the operations of Natura &Co Latam, Avon International, The Body Shop International and Aesop International. The recoverable amount of these groups of CGUs was determined based on value in use calculations, consistent with the methods used on December 31, 2021, disclosed in note 18 to the financial statements on that date.

As a result of this assessment, the need to recognize impairment losses on goodwill or other assets belonging to the group of CGUs as on that date was not identified. On September 30, 2022, the Company reviewed the scenario and concluded that there was no change in the scenario assessed on June 30, 2022, and therefore concluded that a new assessment was not necessary. We will continue to monitor potential indicators of goodwill impairment, as well as factors that impact the significant assumptions used in the goodwill impairment test for future profitability, as changes in such assumptions may have a significant effect on the impairment of goodwill.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	Transfers	Translation adjustment	September 30, 2021
Cost:
Software and others	2,5 to 10	2,059,150	33,236	(28,649)	164,591	101,426	2,329,754
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	(12,016)	882,562
Trademarks and patents undefined useful life)	-	5,747,057	-	-	-	56,691	5,803,748
Goodwill Avon	-	13,299,849	-	-	-	197,305	13,497,154
Goodwill Emeis Brazil Pty Ltd.	-	142,090	-	-	-	(2,896)	139,194
Goodwill The Body Shop	-	1,946,741	-	-	-	64,563	2,011,304
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	(2)	2,783
Key money (undefined useful life)	-	26,769	-	-	-	(82)	26,687
Key money (defined useful life)	3 to 18	10,860	2,500	-	(5,555)	8,957	16,762
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,959,519	-	(444)		28.428	2,987,503
Technology developed (by acquired subsidiary)	5	1,595,041	-	-	-	(19,907)	1,575,134
Other intangible assets and intangible under development	2 to 10	108,275	181,764	(511)	(72,126)	(41,030)	176,372
Total cost		28,794,170	217,500	(29,604)	86,910	381,437	29,450,413

Accumulated amortization:
Software		(1,022,498)	(275,973)	27,335	3,796	(52,966)	(1,320,306)
Trademarks and patents		(100,043)	(35,052)	-	-	4,484	(130,611)
Key money		(8,871)	(185)	(5,960)	1,667	(455)	(13,804)
Relationship with retail clients		(2,839)	(214)	-	-	2	(3,051)
Relationship with franchisees and sub franchisees		(419,061)	(230,949)	444	-	(3,065)	(652,631)
Technology developed		(319,009)	(240,368)	-	-	8,079	(551,298)
Other intangible assets		(4,721)	(745)	511	-	3,495	(1,460)
Total accrued amortization		(1,877,042)	(783,486)	22,330	5,463	(40,426)	(2,673,161)
Net total		26,917,128	(565,986)	(7,274)	92,373	341,011	26,777,252

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	RIGHT-OF-USE AND LEASE LIABILITIES

a)	Right-of-use

	Consolidated
	Useful life in Years (a)	December 31, 2021	Additions	Write-offs	Translation adjustment	September 30, 2022
Cost:
Vehicles	3	168,062	22,238	(21,436)	(11,886)	156,978
Machinery and equipment	3 to 10	33,629	5,555	(8,837)	(5,706)	24,641
Buildings	3 to 10	1,543,018	289,038	(143,757)	(117,794)	1,570,505
IT equipment	10	31,803	1,127	(3,970)	(1,305)	27,655
Retail stores	3 to 10	3,417,595	596,811	(281,434)	(451,952)	3,281,020
Tools and accessories	3	1,053	-	(396)	(182)	475
Total cost		5,195,160	914,769	(459,830)	(588,825)	5,061,274

Depreciation value:
Vehicles		(91,509)	(32,731)	20,358	8,376	(95,506)
Machinery and equipment		(17,133)	(6,740)	8,837	2,946	(12,090)
Buildings		(507,045)	(221,164)	115,629	66,635	(545,945)
IT equipment		(24,410)	(5,024)	3,968	3,016	(22,450)
Retail stores		(1,458,512)	(438,675)	278,640	221,569	(1,396,978)
Tools and accessories		(582)	(167)	396	107	(246)
Total accrued depreciation		(2,099,191)	(704,501)	427,828	302,649	(2,073,215)
Net total		3,095,969	210,268	(32,002)	(286,176)	2,988,059

	Consolidated
	Useful life in Years (a)	December 31, 2020	Additions	Write-offs	Transfers (b)	Translation adjustment	September 30, 2021
Cost:
Vehicles	3	157,867	26,883	(22,264)	-	(2,195)	160,291
Machinery and equipment	3 to 10	53,048	3,669	(22,376)	-	589	34,930
Buildings	3 to 10	1,616,833	176,085	(360,386)	3,082	(23,058)	1,412,556
IT equipment	10	30,000	3,527	(1,939)	-	2,593	34,181
Retail stores	3 to 10	3,338,104	344,538	(419,702)	3,888	45,724	3,312,552
Tools and accessories	3	3,187	255	(2,532)	-	119	1,029
Total cost		5,199,039	554,957	(829,199)	6,970	23,772	4,955,539

Depreciation value:
Vehicles		(63,422)	(42,214)	19,830	-	1,515	(84,291)
Machinery and equipment		(21,045)	(9,434)	13,488	-	126	(16,865)
Buildings		(399,765)	(209,593)	145,082	(3,082)	9,821	(457,537)
IT equipment		(19,161)	(6,506)	1,898	-	(515)	(24,284)
Retail stores		(1,291,346)	(470,749)	407,065	-	18,568	(1,336,462)
Tools and accessories		(2,253)	(548)	2,448	-	(88)	(441)
Total accrued depreciation		(1,796,992)	(739,044)	589,811	(3,082)	29,427	(1,919,880)
Net total		3,402,047	(184,087)	(239,388)	3,888	53,199	3,035,659

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	September 30, 2022	September 30, 2021
Amounts recognized in the statement of income for the nine-month period ended September 30, 2022 and 2021:
Financial expense on lease	143,205	151,310
Amortization of right of use	704,501	739,044
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	45,524	45,816
Sublease revenue	(18,930)	(22,850)
Short-term lease expenses and low-value assets	60,514	62,116
Benefits granted by lessor related to Covid-19	(14,565)	(59,576)
Other lease-related expenses	45,586	42,815
Adjustment to recoverable value of right-of-use assets - impairment	356	-
Total	966,191	958,675

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	820,859	850,424
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	85,994	159,803
Variable lease payments, not included in the measurement of lease liabilities	46,104	28,888
Short-term and low-value assets lease payments	50,127	52,582
Other lease-related payments	71,812	67,856
Total	1,074,896	1,159,553

b)	Lease liability

	Consolidated
	September 30, 2022	December 31, 2021
Current	854,716	1,005,523
Non-current	2,440,012	2,542,339
Total	3,294,728	3,547,862

Below are the changes in lease liability balances for the nine-month period ended September 30, 2022 and 2021:

Consolidated
Balance as of December 31, 2020	3,858,455
New contracts and modifications	518,834
Payments (principal)	(850,424)
Payments (interest)	(159,803)
Appropriation of financial charges	151,310
Write-offs (a)	(90,434)
Translation adjustment	67,857
Balance as of September 30, 2021	3,495,795

Balance as of December 31, 2021	3,547,862
New agreements and modifications	882,521
Payments (principal amount)	(820,859)
Payments (interest)	(85,994)
Appropriation of financial charges	143,205
Write-offs (a)	(1,054)
Translation adjustment	(370,953)
Balance as of September 30, 2022	3,294,728

a)	Mainly related to termination of agreements related to lease of stores.

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	September 30, 2022	December 31, 2021
Less than a year	1,040,919	1,154,697
One to five years	2,066,239	2,086,269
More than five years	852,049	829,511
Total expected cash flow	3,959,207	4,070,477
Interest to be incurred	(664,479)	(522,615)
Total balance	3,294,728	3,547,862

19.	BORROWING, FINANCING AND DEBENTURES

	Ref.	Consolidated
		September 30, 2022	December 31, 2021
Local currency:
Financing Agency for Studies and Projects FINEP		24,251	44,193
Debentures	A	1,768,376	1,922,732
Promissory Notes	B	501,009	-
Working capital – The Body Shop Operation	C	426,367	526,743
Working capital – Avon		13,433	164,491
Working Capital - Natura &Co Luxembourg operation	D	810,990	-
Notes – Avon (1)	E	1,471,084	4,255,958
Notes – Natura &Co Luxembourg	F	3,277,964	-
Total in local currency		8,293,474	6,914,117

Foreign currency:
Representative debt securities (“Notes”)	G	5,414,536	5,523,287
Resolution nº 4131/62		-	279,428
Total in foreign currency		5,414,536	5,802,715
Grand total		13,708,010	12,716,832

Current		429,265	945,069
Non-current		13,278,745	11,771,763

Debentures
Current		33,124	350,145
Non-current		1,735,252	1,572,587

(1)	Balances recognized at fair value in the business combination with subsidiary Avon and subsequently measured at amortized cost.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazilian Real	By August 2024	Interest of 1.00% + CDI 1.15% + CDI and 1.65% + CDI, with maturity dates in August 2024 and July 2027.	CDI + 1.0%, CDI + 1.15%, CDI +1.65%	None
B	Brazilian Real	September 2025	Interest of 1.55% + CDI, with maturity date in September 2025.	CDI +1.55%	None
C	Pounds	April 2024	Sonia + interest of 2.9% p.a.	Sonia + interest 2.9% p.a.	“Corporate” guarantee from the subsidiary Natura Cosméticos until December 2021 and “Aval” guarantee from Natura &Co from January 2022.
D	US Dollar	By October 2024	Sonia + 1.65% p.a.	Sonia 1.65% p.a.	Guarantee Natura &Co and Natura Cosméticos
E	US Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a.	Interest of 6.45% of p.a. and 8.45% of p.a.	None
F	US Dollar	April 2029	Interest of 6.00% p.a.	Interest of 6.125% p.a.	Guarantee Natura &Co Holding and Natura Cosméticos
G	US Dollar	May 2028	Interest of 4.125% p.a.	5.79%	Guarantee Natura &Co Holding.

Changes in the balances of borrowing, financing and debentures for the nine-month period ended September 30, 2022 and 2021 are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	515,966	13,822,913
New borrowing and financing (a)	-	6,323,642
Repayment (b)	(497,879)	(7,609,157)
Appropriation of financial charges and funding costs	7,918	481,861
Financial charges payment	(26,005)	(657,049)
Exchange rate variation	-	130,756
Translation adjustment	-	200,855
Balance as of September 30, 2021	-	12,693,821

Balance as of December 31, 2021	-	12,716,832
New borrowing and financing (c)	-	6,051,116
Repayment d)	-	(4,591,262)
Appropriation of financial charges and funding costs	-	532,028
Financial charges payment	-	(573,042)
Exchange rate variation	-	(207,821)
Translation adjustment	-	(219,841)
Balance as of September 30, 2022	-	13,708,010

a)	The fundraising carried out within the nine-month period ended September 30, 2021 basically refer to the offer carried out by subsidiary Natura Cosméticos S.A. of the notes liked to the sustainability goals in the approximate amount of US$ 1 billion and the new credit facility in the amount of up to £100 million (one hundred million pounds) obtained by subsidiary The Body Shop.

b)	The amortization carried out in the nine-month period ended September 30, 2021 mainly refer to the early redemption of debt securities of subsidiary Natura Cosméticos S.A. (“Notes”) in the amount of US$750,000, carried out in May 2021.

c)	Funds raised in the nine-month period ended September 30, 2022 refer basically to: (i) utilization of a revolving credit facility in the principal amount of up to US$ 625.0 million by the subsidiary Natura &Co Luxembourg; (ii) issuance of debt securities by the subsidiary Natura &Co Luxembourg maturing on April 19, 2029 in the principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.125% per year, which are guaranteed by Natura &Co and by the subsidiary Natura Cosméticos S.A.. The funds are intended to refinance certain short and medium-term debts of the Company, including the redemption of the senior notes due in March 2023 issued by the subsidiary Avon, and (iii) issuance of promissory notes by the subsidiary Natura Cosméticos in the amount of R$500.0 million due in 2025.

d)	The amortizations made in the nine-month period ended September 30, 2022 refer mainly to the early redemption of debt securities of the subsidiary Avon ("Notes").

Issuance of debentures by the subsidiary Natura Cosméticos S.A.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The subsidiary Natura Cosméticos S.A. celebrated its 11th issue of debentures in July 2022, where 826,030 simple, non-convertible debentures were issued, all nominative and book-entry, without issuance of certificates or certificates, with a unit par value of R$ 1 (one thousand reais), totaling R$ 826,030 with the maturity on July 21, 2027. The debentures earn interest corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of Interbank Deposits (“DI”) of one day, "over extragroup", plus spread or surcharge equivalent to 1.65% per year.

The subsidiary Natura Cosméticos carried out the optional acquisition and the respective cancellation of (i) 16,280 debentures of the third series of the 9th (ninth) issue and (ii) 66,323 debentures of the 10th (tenth) issue of the subsidiary of simple debentures, not convertible into shares, of the unsecured type; acquired on July 25 and 26, 2022 at their respective updated nominal values, with all the funds raised within the scope of the 11th issue of debentures.

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	September 30, 2022	December 31, 2021
2023	-	2,812,260
2024	1,132,876	2,249,609
2025 onwards	12,145,869	6,709,894
Total	13,278,745	11,771,763

19.1	Covenants

The contractual covenants associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of September 30, 2022 and December 31, 2021, the Company was in compliance with such covenants.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Domestic trade accounts payable	1,455	3,537	4,763,030	5,248,462
Foreign trade accounts payable (a)	10,190	2,151	847,847	1,104,189
Subtotal	11,645	5,688	5,610,877	6,352,651
Reverse factoring operations (b)	-	-	374,043	417,928
Total	11,645	5,688	5,984,920	6,770,579

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers.

21.	TAX LIABILITIES

	Parent		Consolidated
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
ICMS (ordinary)	-	-	130,750	150,396
ICMS-ST provision (a)	-	-	60,213	58,188
Taxes on invoicing abroad	-	-	276,047	340,648
Withholding tax (IRRF)	-	-	126,835	148,081
Other taxes payable - foreign subsidiaries	-	-	127,593	138,461
Income tax	-	446	16,071	7,062
PIS and COFINS payable	412	144	412	144
INSS and service tax (ISS) payable	112	64	39,873	29,359
Other	62	-	14,890	8,888
Total	586	654	792,684	881,227

Current	586	654	676,183	766,430
Non-current	-	-	116,501	114,797

a)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in Note 12.

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company is involved in certain legal issues arising in the normal course of its business, which include civil, tax, social security, labor, business and other proceedings.

The Company’s Management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks is sufficient to cover possible losses on administrative and legal proceedings, as shown below.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.1 Contingencies assessed as probable risk of loss

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Balance as of January 1	862,092	931,771	305,690	219,373	233,474	251,339	597,585	797,693	1,998,841	2,200,176
Additions	142,851	82,193	206,470	102,159	73,916	60,585	-	1,587	423,237	246,524
Reversals (1)	(47,783)	(77,240)	(12,060)	(17,817)	(24,963)	(23,365)	(193,497)	(153,187)	(278,303)	(271,609)
Payments	(35,062)	(9,537)	(126,809)	(46,674)	(48,242)	(32,656)	-	-	(210,113)	(88,867)
Inflation adjustment	33,067	5,669	16,410	677	4,569	5,959	13,022	26,889	67,068	39,194
Translation adjustment	(118,541)	(22,611)	3,574	140,773	(26,053)	2,530	(8,763)	(9,179)	(149,783)	111,513
Transfers (2)	(6,473)	(12,439)	(965)	12,976	-	(1,270)	-	-	(7,438)	(733)
Balance as of September 30	830,151	897,806	392,310	411,467	212,701	263,122	408,347	663,803	1,843,509	2,236,198

Current	51,545	-	258,048	-	11,559	-	-	-	321,152	65,616
Non-current	778,606	-	134.262	-	201,142	-	408,347	-	1,522,357	1,886,772

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

(1)       Reversals of contingent liabilities (business combination) refer mainly to the adhesion to state tax amnesty programs, and change in estimates for civil and labor lawsuits, which took place in the first and third quarter of 2022.

(2)       The business combination amounts as of September 30, 2022, are segregated between tax (R$378,136), civil (R$9,732) and labor (R$20,479) proceedings.

a)	Disputes related to talc (Civil)

The subsidiary Avon International was named a defendant (along with other manufacturers of cosmetics and other products that, unlike those marketed by Avon, were designed with asbestos) in personal injury lawsuits brought in the US courts. As of September 30, 2022, there were 211 individual cases pending against Avon International and during the nine-month period ended September 30, 2022, 89 new cases were started and 28 were closed or settled. The value of the settlements was not material, individually or in the aggregate, for the operating results of the Company or the subsidiary Avon International.

b)	Adherence to state tax amnesty programs

During the first and third quarter of 2022, the Company adhere the tax amnesty programs of the states of Ceará, Paraná and Amazonas, where exposure arising from existing judicial discussions were reduced by obtaining discounts for payment with the respective tax authorities. As a result of this adhesion, contingent liabilities recognized in the context of the business combination with Avon were extinguished with the respective tax authorities, and the excess of provision in relation to the amounts due was reversed in the total amount of R$ 86,979.

Other contingent liabilities associated with these amnesties that had not been recognized because they were not part of balances arising from business combinations were recognized in the accounts to the extent of the amounts due, in the net amount of R$20,492. The adhesion to the tax amnesty processes terminated legal disputes in the amount of approximately R$ 123,266, which had probability of loss considered as possible by the Company's Management.

22.2. Contingencies assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of September 30, 2022, the contingencies classified as possible loss totaled R$ 8,451,029 (R$ 10,913,858 as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	September 30, 2022	December 31, 2021
Tax	8,105,836	9,884,541
Civil	167,079	128,479
Labor	179,041	180,838
Total contingent liabilities	8,451,956	10,193,858

On July 5, 2022, the National Congress overrode veto nº 58 of the President of the Republic, as a result, the law project nº 2110/19 was converted into Law nº 14,395/2022 to interpret that "plaza" corresponds to "municipality" for the purposes of defining the minimum taxable amount for calculating the IPI. Therefore, based on the opinion of the Company's legal advisors, the tax assessment notices issued by the Federal Revenue Service of Brazil that require IPI tax debts, due to the alleged failure to observe the minimum calculation basis, in the case of sales operations aimed at interdependent wholesale establishments, previously classified as possible risk of loss, were reclassified to remote. As of September 30, 2022, the total amount under discussion reclassified as remote loss is R$ 2,472,645 (R$ 2,009,562 as of December 31, 2021).

22.3 Recognition of assets previously assessed as contingent

In June 2022, the subsidiary Avon concluded the negotiation of a settlement agreement to resolve a breach of contract dispute in Japan. As a result, Avon received cash compensation in the amount of R$136,200, of which R$16,762 is related to settlement of historically recognized revenues, and the remaining of R$119,438 recognized as other operating income in the nine-month period ended on September 30, 2022. See explanatory note 30.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.	OTHER LIABILITIES

	Parent		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	December 31, 2021

Pension and post-employment health care plans(a)	-	-	663,852	673,458
Deferred revenue from performance obligations with customers (b)	-	-	325,485	393,046
Provision for incentives to consultants	-	-	200,890	286,791
Provision for operating expenses (marketing / technology, etc.) (c)	-	-	603,664	601,841
Provision for store renovation	-	-	106,701	105,165
Crer Para Ver (d)	-	-	90,429	90,655
Provisions for rentals (e)	-	-	9,443	55,500
Provision for restructuring (f)	26,948	-	165,237	103,760
Long-term incentives (g)	5,498	-	10,974	6,302
Insurance payables	-	-	76,565	127,413
Other Liabilities(h)	1,015	1,222	135,533	214,635
Total	33,461	1,222	2,388,773	2,658,566

Current	24,047	509	1,468,513	1,716,110
Non-current	9,414	713	920,260	942,456

a)	As of September 30, 2022, there is R$ 419.190 (R$ 445,804 as of December 31, 2021) referring to pension plans, and R$36.092 referring to post-employment plans (R$ 34,774 as of December 31, 2021) of subsidiary Avon, and R$ 133.567 (R$124,649 as of December 31, 2021) referring to post-employment assistance plans of the subsidiary Natura Cosméticos and R$ 75.003 (R$ 68,230 as of December 31, 2021) referring to post-employment assistance plans of the subsidiary Natura &Co International.

b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 225.563 (R$ 235,308 as of December 31, 2021) is referring to subsidiary Avon, R$ 80.814 (R$ 121,341 as of December 31, 2021) referring to the consolidated subsidiary Natura Cosméticos and R$ 19.108 (R$ 36,397 as of December 31, 2021) referring to subsidiary Natura &Co International.

c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.

d)	Contribution of the social program to the development of the quality of education.

e)	Refers to the (grace period) granted by the lessors to start paying the rent of certain retail stores, for the lease agreements that were not included in the initial measurement of the lease liability / right of use of subsidiary The Body Shop, in accordance with the exceptions allowed by CPC 06 (R2) / IFRS 16.

f)	Provision for costs directly related to the integration plan and changes in the organizational structure substantially of the subsidiary Avon.

g)	Substantially refers to the variable compensation plans of the subsidiary Avon's executives.

h)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.	SHAREHOLDER’S EQUITY

24.1	Treasury shares

On September 30, the item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(754,719)	(34,438)	45.63
Acquired	631,358	32,091	50.83
Balance as of September 30, 2021	193,340	9,320	48.21

Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(377,585)	(9,282)	24.58
Acquired	5,391,900	120,300	22.31
Balance as of September 30, 2022	9,913,855	262,360	26.46

The minimum and maximum cost of the balance of treasury shares on September 30, 2022 are R$ 21.11 and R$ 24.07, respectively.

24.2	Dividends

As of December 30, 2021, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on earnings in the period. According to the Company’s bylaws and the article 197 of law no. 6,604/76 the amount of R$ 133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year was submitted for approval in the Annual General Meeting held in April 2022 and was classified as unrealized profit reserve.

24.3	Reclassification of effects between equity accounts

As of January 1, and December 31, 2021, the balance referring to predecessor adjustment presented in goodwill on the issuance/sale of shares in capital reserve in the statement of change in equity was reclassified to special reserve in capital reserve, also a component of the Company's equity, for a better consolidated presentation of this impact in this statement. This reclassification in the amount of R$ 303,059 does not have any effect on the equity and financial position presented by the Company in these periods.

As of January 1, 2021, the balances referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in retained earnings in earnings reserve in the statement of changes in equity were reclassified to Other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 202,677 does not have any effect on the equity and financial position presented by the Company in that period.

During the nine-month period ended September 30, 2022, the balance referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in capital reserves (goodwill reserve on the issuance/sale of shares and additional paid-in capital) and in profit reserves (retained earnings) in the statement of changes in equity was reclassified to other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 193,261 does not have any effect on the equity and financial position presented by the Company in this period.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.	INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2021.

Net revenue by segment is as follows for the nine-month period ended September 30, 2022:

➢	Natura &Co Latam – 61.9%

➢	Avon International – 19.8%

➢	The Body Shop – 11.2%

➢	Aesop – 7.1%

The following tables summarize the financial information related to the nine-month period ended September 30, 2022 and 2021 and the year ended December 31, 2021:

25.1	Operating segments

	September 30, 2022
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	16,084,095	1,486,418	(659,802)	-	2,626,501	(3,663,553)	(33,571)	(244,007)
Avon International [1]	5,133,340	149,134	(507,849)	(181,192)	652,084	(1,099,743)	(42,913)	(1,030,479)
The Body Shop [1]	2,902,874	120,735	(511,349)	-	113,300	(166,038)	95,712	(347,640)
Aesop International [1]	1,839,130	304,881	(222,214)	-	59,047	(95,569)	(17,417)	28,728
Corporate expenses	-	(465,261)	(40)	-	740,550	(543,880)	(106,587)	(375,218)
Consolidated	25,959,439	1,595,907	(1,901,254)	(181,192)	4,191,482	(5,568,783)	(104,776)	(1,968,616)

	September 30, 2021
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	16,271,104	1,853,610	(638,504)	-	2,745,357	(3,236,076)	(103,744)	620,643
Avon International [1]	6,621,199	23,967	(635,225)	(30,932)	310,631	(448,591)	121,522	(658,628)
The Body Shop [1]	3,927,882	601,931	(571,614)	-	27,930	(90,800)	(189,966)	(222,519)
Aesop International [1]	1,701,279	382,520	(214,298)	-	11,334	(37,549)	(43,049)	98,958
Corporate expenses	-	(449,069)	-	-	43,713	(52,371)	964,567	506,836
Consolidated	28,521,464	2,412,959	(2,059,641)	(30,932)	3,138,965	(3,865,387)	749,330	345,290

	September 30, 2022				December 31, 2021
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	17,746,678	29,499,856	7,961,649	10,072,157	18,060,879	29,580,551	7,462,550	8,794,843
Avon International [1]	12,054,821	14,618,554	1,979,080	2,197,393	14,286,498	17,512,750	2,783,907	5,100,109
The Body Shop [1]	6,441,728	7,985,630	1,333,621	1,843,070	8,166,363	10,813,064	1,690,622	2,485,200
Aesop International [1]	1,609,552	2,396,779	540,030	756,854	1,520,514	2,542,125	610,451	648,695
Corporate expenses	962,773	-	489,199	4,325,400	964,359	-	1,146,347	1,159,041
Consolidated	38,815,552	54,500,819	12,303,579	19,194,874	42,998,613	60,448,490	13,693,877	18,187,888

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

25.2	Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	September 30, 2022	September 30, 2021	September 30, 2022	December 31, 2021
Asia	2,463,460	2,632,429	1,166,214	1,216,942
North America	4,108,622	4,501,868	6,474,831	6,459,026
Mexico	2,633,802	2,914,665	3,698,660	3,640,644
Other	1,474,820	1,587,204	2,776,171	2,818,382
South America	12,735,824	12,564,682	13,952,383	14,250,548
Brazil	7,941,767	7,574,369	12,094,548	11,953,325
Argentina	2,383,295	2,049,476	730,240	1,036,205
Other	2,410,761	2,940,837	1,127,596	1,261,018
Europe, Middle East and Africa (EMEA)	6,029,682	8,298,193	15,614,830	19,276,178
United Kingdom	1,950,245	3,060,763	9,530,164	12,162,597
Other	4,079,437	5,237,430	6,084,665	7,113,581
Oceania	621,851	524,292	1,607,294	1,795,919
Consolidated	25,959,439	28,521,464	38,815,552	42,998,613

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.	REVENUE

	Consolidated
Gross revenue:	September 30, 2022	September 30, 2021
Direct Selling	25,421,369	26,975,861
Retail	3,865,520	4,865,886
Online	2,042,483	1,953,417
Other sales	2,277,638	2,494,839
Subtotal	33,607,010	36,290,003

Returns and cancellations	(428,411)	(421,889)
Commercial discounts and rebates	(718,269)	(740,461)
Taxes on sales	(6,500,891)	(6,606,189)
Subtotal	(7,647,571)	(7,768,539)
Total net revenue	25,959,439	28,521,464

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cost of sales	-	-	9,392,089	9,953,824
Selling, marketing and logistics expenses	-	-	11,360,431	12,120,851
Administrative, R&D, IT, and project expenses	252,861	96,945	4,818,006	5,234,795
Total	252,861	96,945	25,570,526	27,309,470

Classified by nature
Cost of sales	-	-	9,392,089	9,953,824
Raw material/packaging material/resale	-	-	8,509,593	8,987,747
Employee benefits expense (note 28)	-	-	415,418	421,890
Depreciation and amortization	-	-	133,380	170,768
Other	-	-	333,698	373,419

Selling, marketing and logistics expenses	-	-	11,360,431	12,120,851
Logistics costs	-	-	1,719,444	1,929,901
Personnel expenses (note 28)	-	-	3,243,578	3,346,570
Marketing, sales force and other selling expenses	-	-	5,437,230	5,853,846
Depreciation and amortization	-	-	960,179	990,534
Impairment	-		-

Administrative, R&D, IT and project expenses	252,861	96,945	4,818,006	5,234,795
Innovation expenses	-	-	150,111	190,812
Personnel expenses (note 28)	48,019	84,005	1,909,014	2,245,682
Restructuring expenses	125,933	-	128,993	-
Other administrative expenses	77,826	12,820	1,822,193	1,907,912
Depreciation and amortization	1,083	120	807,695	890,389

Total	252,861	96,945	25,570,526	27,309,470

28.	EMPLOYEE BENEFITS

	Parent		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Payroll, profit sharing and bonuses	31,289	20.111	4,113,902	4,388,799
Pension Plan	-	-	190,760	186,157
Share-based payments and charges on restricted shares, net of tax	3,924	54,486	82,730	236,093
Health care, food and other benefits	2,602	1,216	519,332	524,765
Charges, taxes and social contributions	1,194	1,632	505,600	528,851
INSS	9,010	6,560	155,686	149,477
Total	48,019	84,005	5,568,010	6,014,142

28.1	Share-based payments

Information regarding share-based payments was presented in the Company's financial statements for the year ended December 31, 2021, in note 29.

The (income) / expense related to stock options, restricted shares and performance shares, including social security charges, recognized in the nine-month period ended September 30, 2022, was R$ 16,424 and R$ 120,308 for parent company and consolidated level (R$36,176 and R$205,030 as of September 30, 2021), respectively.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

During the period ended on September 30, 2022, there was an expense related to purchase options, restricted shares and performance shares in the total amount of R$84,748, which is recorded under restructuring expenses in the group of Administrative, R&D, IT and projects.

In April 2022, 2,295,698 restricted shares and 6,485,063 performance shares were granted under the “Co-Investment Plan” and the “Long-Term Incentive Plan”. These awards will be settled in Company shares. The amount of premiums and fair values in this note are presented using B3 equivalents to ensure consistency, although some premiums are settled in the Company's American Depositary Receipts.

The restricted shares have grant date fair values of R$24.91 to $R24.99 and vest in three tranches over 1 to 3 years, subject to the participants remaining in employment over the vesting period.

The performance shares have grant date fair values of R$18.66 to R$24.99 and vest at the end of a 3-year period, subject to the participants remaining in employment and certain performance conditions being met. The number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the (income) / expense recognized reflects the latest reassessment of the number of awards expected to vest.

29.	FINANCE INCOME (EXPENSES)

	Parent		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
FINANCE INCOME:
Interest on short-term investments	14,071	15,759	330,376	199,149
Gains on monetary and exchange rate variations	12,556	3,640	2,143,308	1,452,753
Gains on swap and forward transactions	-	-	1,530,217	1,385,452
Gains on swap and forward derivatives mark to market	-	-	13,398	12,308
Reversal of the monetary correction of the provision for tax risks and tax liabilities	3,353	-	3,353	-
Hyperinflationary economy adjustment (Argentina and Turkey)	-	-	121,103	58,070
Other finance income	15,358	11,382	49.727	31,233
Subtotal	45,338	30,781	4,191,482	3,138,965

FINANCE EXPENSES:
Interest on financing	-	(7,918)	(519,111)	(481,861)
Interest on leases	(20)	-	(143,205)	(151,310)
Losses from monetary and exchange rate variations	(7,108)	(333)	(2,243,756)	(1,566,810)
Losses on swap and forward transactions	(5,266)	-	(2,054,518)	(1,149,871)
Losses on swap and forward derivatives mark to market	-	-	(16,978)	(20,182)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(70,421)	(51,057)
Appropriation of funding costs (debentures and notes)	-	-	(12,917)	(22,872)
Interest on pension plan	-	-	(2,878)	(7,334)
Hyperinflationary economy adjustment (Argentina and Turkey)	-	-	(258.585)	(65,133)
Other finance expenses	(33,838)	(12,113)	(246,414)	(348,957)
Subtotal	(46,232)	(20,364)	(5,568,783)	(3,865,387)
Finance income (expenses), net	(894)	10,417	(1,377,301)	(726,422)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions contracted by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Controladora		Consolidado
	30/09/2022	30/09/2021	30/09/2022	30/09/2021
Financial expenses (debt interest)	-	(7,918)	(519,111)	(481,861)
Financial investments and others income	14,071	15,759	330,376	199,149
Exchange variations on financial activities, net	-	-	207,821	(102,069)
Gains (losses) with derivatives on exchange rate variations on financial activities, net	-	-	(212,874)	121,036
Gains (losses) on derivatives on interest payments and other financial activities, net	(5,266)	-	(311,427)	114,545
Adjustment of provision for tax, civil and labor risks and tax liabilities	3,353	-	(67,068)	(51,057)
Leases expenses	(20)	-	(143,205)	(151,310)
Other financial expenses	(18,480)	(731)	(216,062)	(355,804)
Other gains (losses) from hyperinflation and exchange rate variation on operating activities	5,448	3,307	(445,751)	(19,051)
Net financial income (expenses)	(894)	10,417	(1,377,301)	(726,422)

30.	OTHER OPERATING EXPENSES, NET

	Consolidated
	September 30, 2022	September 30, 2021
Other operating income, net
Result on write-off of property, plant and equipment	-	17,584
Tax credits (a)	60, 731	201,417
Tax benefit from amnesty program (b)	102,469	66,333
Revenue with sale of customer portfolio	6,587	-
Revenue with royalties (c)	119,438
Other operating income	3,383	3,204
Total other operating income	292,608	288,538

Other operating expenses, net
Result on write-off of property, plant and equipment	(8,092)	-
Crer para Ver (d)	(37,260)	(34,008)
Impairment	(12,510)	-
Expenses with sale of customer portfolio	-	(1,627)
Transformation and integration plan (e)	(366,124)	(420,498)
Restructuring Expenses (f)	(49,819)	-
Tax contingencies	-	(3,910)
Other operating expenses	(47,672)	(16,639)
Total other operating expenses	(521,477)	(476,682)
Other operating income (expenses), net	(228,869)	(188,144)

a)	Refers mainly to PIS and COFINS credits.

b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosméticos and Avon Cosméticos Ltda.

c)	Refers to royalties received by the subsidiary Avon from its representative in Japan, after a judicial dispute as mentioned in note 22.

d)	Refers to appropriation of operating income obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to the Natura Institute, specifically earmarked for social projects aimed at developing the quality of education.

e)	Refers to expenses related to the execution of the transformation plan of the subsidiary The Body Shop and integration of the subsidiary Avon Products Inc., which is based on five pillars, as follows: (1) rejuvenate the brand; (2) optimize retail operations and direct sales; (3) improve the omni-channel; (4) improve operational efficiency; and (5) redesign the organization.

f)	Refers to the expenses incurred to close the operations of the subsidiary The Body Shop in Russia, the main expenses being indemnities to employees and fines for termination of store lease agreement.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

31.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	September 30, 2022	September 30, 2021
(Loss) net income attributable to the Company’s controlling shareholders	(1,969,592)	352,544
Weighted average of the number of issued common shares	1,381,559,530	1,377,337,254
Weighted average treasury shares	(9,632,014)	(434,366)
Weighted average of the number of outstanding common shares	1,371,927,516	1,376,902,888
Basic (loss) earnings per share – R$	(1.4356)	0.2560

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss for the nine-month periods ended September 30, 2022 and 2021, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

32.	TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	September 30, 2022	December 31, 2021
Current Assets:
Natura Cosméticos S.A. (b)	-	153,656
Avon Products, Inc (a)	23,849	20,223
Natura Cosméticos S.A. – Argentina (a)	4,168	4,302
Natura Cosméticos S.A. – Chile (a)	-	609
Natura Cosméticos S.A. – Perú (a)	519	567
Natura Cosméticos S.A – Colombia(a)	366	377
The Body Shop International (a)	12,909	7,416
Aesop UK (a)	2,805	2,836
Natura Dist de Mexico(a)	-	536
Total	44,616	190,522

Natura Cosméticos S.A. (a) (a) (c)	37	1,882
Indústria e Comércio de Cosméticos Natura Ltda. (a)	654	188
Avon Products, Inc (c)	-	37,784
The Body Shop International (c)	-	19,959
Aesop UK	-	358
Total current liabilities	691	60,171

a)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.

b)	On December 31, 2021 refers to interest on own equity.

c)	Refers to the transfer of shared expenses.

In the nine-month period ended September 30, 2022 and 2021, there were no transactions of the parent company with related parties that passed through the income statement, as the transactions that occurred in the period refer to the transfer of expenses related to the stock option plans and shares restricted.

32.2.	Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund. As of September 30, 2022, the balance is R$ R$ 11,060 (R$ 3,835 as of December 31, 2021).

On September 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company’s controlling group, indirectly control Bres Itupeva. This agreement was amended on February 10, 2021, with Natura Cosméticos becoming the lessee. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” value was R$ 66,418 in the nine-month period ended September 30, 2022 (R$60,998 under “item Buildings” of Property, Plant and Equipment as of December 31, 2021) and in the nine-month period ended September 30, 2022 the amount paid as lease was R$ 11,791 (R$ 14,094 as of December 31, 2021).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. This is a build-to-suit lease in which the property has not yet been delivered and, therefore, there was no disbursement during the nine-month period ended September 30, 2022, and 2021.

On May 12, 2021, a transaction was entered between the Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of the Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$ 5,384 and the total amount paid as rent was R$ 1,600.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

In the nine-month period ended September 30, 2022, the Company transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$ 35,000 (R$29,000 for the nine-month period ended September 30, 2021).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.3.	Key management personnel compensation

The total compensation of the key management personnel is as follows:

	September 30, 2022			September 30, 2021
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	10,605	147,413	158,018	11,244	56,395	67,639
Executive Board	26,045	40,608	66,653	38,714	65,430	104,143
	36,650	188,021	224,671	49,958	121,825	171,782

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts for the nine-month period ended September 30, 2022, include termination benefits for certain key management employees related to the review process of Natura &Co's corporate structure.

33.	COMMITMENTS

33.1 Contracts related to supply

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	September 30, 2022	December 31, 2021
Less than one year	378,606	929,288
One to five years	155,933	460,081
Above 5 years	16,078	10,738
Total	550,617	1,400,107

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

34.	INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of September 30, 2022 and December 31, 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		September 30, 2022	December 31, 2021
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	5,659,709	6,008,031
Vehicles	Fire, theft and collision for the vehicles insured by the Company	214,444	261,953
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,962,509	1,962,509
Transport	Damages to products in transit	100,006	103,857
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	2,141,605	2,445,664
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statements:

	Parent		Consolidated
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Non-cash items
Hedge accounting, net of tax effects	89	-	(608,488)	(130,393)
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	59,550	132,825

36.	SUBSEQUENT EVENTS

a)	Issue of debentures by the subsidiary Natura Cosméticos S.A. (12th issue)

On October 6, 2022, the subsidiary Natura Cosméticos carried out the 12th (twelfth) issue of simple debentures, not convertible into shares, unsecured, in three series, with an additional fiduciary guarantee by the Company. This guarantee was previously approved by the Company's Board of Directors on August 30, 2022. The debentures issued have a total value of R$ 1.05 billion, maturity between 2027 and 2032 and are remunerated at 100% of CDI + 0.8% (1st series), 6.8% and 6.9% for the 2nd and 3rd series, respectively. They are backed by an operation to issue a Certificate of Real Estate Receivables (CRI).

The net proceeds obtained by the subsidiary Natura Cosméticos with the issuance of the Debentures will be used to pay rents not yet incurred and to reimburse expenses with rents already incurred in the 24 (twenty-four) months prior to the issuance date.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

b)	Research and development unit’s relocation of the subsidiary Avon

Direct subsidiary Avon is currently evaluating the costs associated with closing its research and development unit in Suffern, United States, and relocating research and development activities to Brazil and Poland. The direct subsidiary Avon expects to incur non-recurring restructuring costs related to the closure and relocation in the amount of approximately US$39 million, to be incurred in the fiscal years ended December 31, 2022 and 2025 and capital expenses related to infrastructure and facilities in Brazil and Poland totaling approximately US$10 million, to be incurred in the fiscal years ended December 31, 2022 and 2023, the amounts of which will be offset by a reduction in recurring costs as a result of the restructuring. Direct subsidiary Avon is also carrying out an impairment analysis on fixed assets and, as a result, expects to record a potential impairment expense of approximately US$35 million to US$40 million.

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